EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratio amounts)

	Nine Months Ended September 30,		Years Ended December 31,

	2011	2010	2010	2009	2008	2007	2006

Income (loss) from continuing operations before tax	537.3	305.6	405.5	(94.2)	439.6	264.7	208.6

Share of undistributed (losses) income from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	0.1	(0.1)	(0.2)	0.9	(1.4)	1.3	5.7

Amortization of capitalized interest	1.5	1.5	2.0	1.9	1.8	1.4	1.2

Interest expense	28.2	28.7	38.2	41.9	44.4	42.3	49.0

Interest portion of rental expense	5.4	6.0	8.0	8.5	8.7	7.5	5.0

Earnings (loss)	572.5	341.7	453.5	(41.0)	493.1	317.2	269.5

Interest	28.6	29.1	38.9	43.7	47.4	48.0	52.3

Interest portion of rental expense	5.4	6.0	8.0	8.5	8.7	7.5	5.0

Fixed Charges	34.0	35.1	46.9	52.2	56.1	55.5	57.3

Ratio of Earnings to Fixed Charges	16.84	9.74	9.67	(0.79)	8.79	5.72	4.70